UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Blackbaud, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

09227Q100
(CUSIP Number)

John Cannon
c/o Clearlake Capital Group, L.P.
233 Wilshire Blvd Suite 800
Santa Monica, California 90401
310-400-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 09227Q100	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Clearlake Capital Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,751,837

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,751,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,751,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

SCHEDULE 13D
CUSIP No. 09227Q100	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
José Enrique Feliciano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,751,837

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,751,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,751,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 09227Q100	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Behdad Eghbali

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,751,837

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,751,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,751,837

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13D
CUSIP No. 09227Q100	Page 5 of 7 Pages
Explanatory Note:  The Reporting Persons are hereby filing this Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed by the Reporting Persons on October 3, 2022 (the “Original Schedule 13D” and, as amended and supplemented, including by this Amendment No. 2, the “Schedule 13D”) to disclose the non-binding proposal made by the Reporting Persons to purchase all of the outstanding shares of the Issuer’s Common Stock.  Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings set forth in the Original Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 24, 2023, the Reporting Persons delivered a letter to the Issuer’s board of directors (the “Board”) which contained a non-binding proposal (the “Proposal”) to acquire all of the outstanding shares of the Issuer’s Common Stock for a price of $71.00 per share in cash (the “Proposed Transaction”). The Reporting Persons have retained Qatalyst Partners LP, J.P. Morgan Securities LLC, and Rothschild & Co. as their financial advisors in connection with the Proposed Transaction. The letter further stated that the Reporting Persons fully support and encourage the Issuer and the Board to undertake a thorough strategic review process with the assistance of its selected advisors, which the Reporting Persons anticipate would culminate in a sale transaction to a strategic or financial partner and would maximize stockholder value, and assuming the Issuer conducts a thorough evaluation of strategic alternatives, the Reporting Persons would also be willing to support a superior proposal in a transaction that maximizes value for all of the Issuer’s stockholders.

The Reporting Persons intend to engage in discussions with the Issuer regarding the terms of the Proposed Transaction.  The Reporting Persons may change the terms of the Proposed Transaction, determine to accelerate or terminate discussions with the Issuer with respect to the Proposed Transaction, withdraw the Proposed Transaction, take any action to facilitate or increase the likelihood of consummation of the Proposed Transaction, or change their intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Persons and their affiliates will, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposed Transaction or otherwise to support their investment in the Issuer, including, without limitation: (i) engaging in discussions with other stockholders, potential sources of financing, advisors, and other relevant parties and (ii) entering into confidentiality arrangements, financing commitments, and other agreements, arrangements and understandings in connection with the Proposed Transaction.

While the Reporting Persons believe that the offer price in the Proposal represents a fair value for the shares of the Issuer’s Common Stock, the ultimate terms of a transaction, including price, will be determined through negotiations between the Reporting Persons and the Board and, accordingly, the terms set forth in the Proposal are subject to change.

Neither the Reporting Persons nor the Issuer is obligated to complete the Proposed Transaction, and there can be no assurance as to the outcome of any discussions related to the Proposed Transaction or that any agreement will be reached between the Issuer and the Reporting Persons or that the terms of any transaction will not differ from the terms contemplated by the Proposal.

Neither the Proposal nor this Amendment No. 2 is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the Proposal, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.  The Proposed Transaction may result in one or more of the actions specified in clauses (a)–(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary corporate transaction involving the Issuer, a change to the present composition of the Board, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the Nasdaq Global Select Market, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons may further consider pursuing other plans, proposals or other courses of action with the Issuer’s management, the Board, other Issuer stockholders, advisors or other persons which could relate to, or result in, several of the matters referred to in clauses (a)–(j) of Item 4 of Schedule 13D.

SCHEDULE 13D
CUSIP No. 09227Q100	Page 6 of 7 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.3	Letter to the Board of Directors of Blackbaud, Inc., dated March 24, 2023

SCHEDULE 13D
CUSIP No. 09227Q100	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2023

Clearlake Capital Group, L.P.

	By:	/s/ John Cannon
		Name:	John Cannon
		Title:	Attorney-in-Fact

José Enrique Feliciano

By:	/s/ John Cannon
	Name:	John Cannon
	Title:	Attorney-in-Fact

Behdad Eghbali

By:	/s/ John Cannon
	Name:	John Cannon
	Title:	Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).